EXHIBIT 11

                                   GUARDSMAN PRODUCTS, INC.
                      STATEMENT RE:  COMPUTATION OF PER SHARE INCOME
                           (in thousands, except per share data)



                                           Three Months Ended          Nine Months Ended
                                              September 30,              September 30,
                                            1995         1994          1995         1994
Weighted average shares outstanding         9,530        8,470         9,503        8,124

Increase in dilutive incremental
  shares issuable upon exercise
  of common stock as computed
  by maximum dilutive methods                 153           33           113           37

Common shares assuming full dilution        9,683        8,503         9,616        8,161

Net income                                $ 1,354      $ 1,682       $ 5,403      $ 4,678

Fully diluted net income per share        $   .14      $   .20       $   .56      $   .57

NOTE: The income per share calculations noted above differ from the calculations used in determining income per share reported in the condensed consolidated financial statements, which were based on weighted average shares outstanding. These differences result from the inclusion of outstanding stock options and other shares using maximum dilutive methods in the above calculations, which were excluded from the calculation of income per share reported in the condensed consolidated financial statements because they were not materially dilutive (i.e., less than 3%).